UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-158383

Sealy Corporation

(Exact name of registrant as specified in its charter)

Sealy Drive, One Office Parkway Trinity, North Carolina 27370

(336) 861-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission File Number: 333-158383-26

Sealy Mattress Company

(Exact name of registrant as specified in its charter)

1228 Euclid Ave, 10th Floor, Cleveland, OH 44115

(216) 522-1310

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Schedule A for additional registrants

8% Senior Secured Third Lien Convertible Notes due 2016*

Guarantees of 8% Senior Secured Third Lien Convertible Notes due 2016**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than 100

*	Sealy Corporation and Sealy Mattress Company are co-issuers of the 8% Senior Secured Third Lien Convertible Notes due 2016.
**	Each of the additional registrants is a registrant in respect of the Guarantees of the 8% Senior Secured Third Lien Convertible Notes due 2016.

SCHEDULE A — ADDITIONAL REGISTRANT GUARANTORS

Exact name of registrant as specified in its charter	Commission File Number	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Advanced Sleep Products	333-158383-04	**
Western Mattress Company	333-158383-05	*
Sealy Components-Pads, Inc.	333-158383-02	*
The Ohio Mattress Company Licensing and Components Group	333-158383-12	**
Sealy Mattress Manufacturing Company, Inc.	333-158383-11	**
Sealy Mattress Corporation	333-158383-25	*
Sealy-Korea, Inc.	333-158383-09	*
Ohio-Sealy Mattress Manufacturing Co.	333-158383-22	1705 Rockdale Industrial Blvd Conyers, GA 30207 (404) 483-3810
Sealy Mattress Company of Illinois	333-158383-19	*
A. Brandwein & Co.	333-158383-18	401 Dayton Street P O Box 431 Watertown, WI 53094 (414) 261-5525
Sealy of Maryland and Virginia, Inc.	333-158383-16	*
Ohio-Sealy Mattress Manufacturing Co. Inc.	333-158383-23	1 Posturepedic Drive Randolph, MA 02368 (617) 961-1100
Mattress Holdings International LLC	333-158383-03	*
Sealy Mattress Company of Michigan, Inc.	333-158383-01	*
Sealy of Minnesota, Inc.	333-158383-15	825 Transfer Road St. Paul, MN 55114 (612) 645-8143
Sealy Mattress Company of Kansas City, Inc.	333-158383-21	*
Sealy Mattress Company of Albany, Inc.	333-158383-17	Railroad Avenue & Brown Road P O Box 5288 Albany, NY 12205 (518) 459-1651
SEALY TECHNOLOGY LLC	333-158383-10	*
Sealy Real Estate, Inc.	333-158383-08	*
North American Bedding Company	333-158383-14	**
Sealy, Inc.	333-158383-13	**
Sealy Mattress Company of Puerto Rico	333-158383-24	El Commandante industrial Cntr #1 San Marco Carolina, PR 00982 (809) 769-0295
Sealy Mattress Company of Memphis	333-158383-20	4120 Air Trans Road Memphis, TN 38181 (901) 795-6460
Sealy Texas Management, Inc.	333-158383-07	*
Sealy Mattress Co. of S.W. Virginia	333-158383-06	**

*	The address, including zip code, and telephone number, including area code, of this additional registrant’s principal executive office is: c/o Sealy Corporation, Sealy Drive, One Office Parkway Trinity, North Carolina 27370, (336) 861-3500.
**	The address, including zip code, and telephone number, including area code, of this additional registrant’s principal executive office is: 1228 Euclid Ave, 10th Floor, Cleveland, OH 44115, (216) 522-1310.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2013

Co-Issuers SEALY MATTRESS COMPANY

By:	/s/ Michael Q. Murray
	Name:	Michael Q. Murray
	Title:	Senior Vice President and Secretary
SEALY CORPORATION

By:	/s/ Michael Q. Murray
	Name:	Michael Q. Murray
	Title:	Senior Vice President and Secretary

Guarantors

ADVANCED SLEEP PRODUCTS

WESTERN MATTRESS COMPANY

SEALY COMPONENTS-PADS, INC.

THE OHIO MATTRESS COMPANY LICENSING AND COMPONENTS GROUP

SEALY MATTRESS MANUFACTURING COMPANY, INC.

SEALY MATTRESS CORPORATION

SEALY-KOREA, INC.

OHIO-SEALY MATTRESS MANUFACTURING CO.

SEALY MATTRESS COMPANY OF ILLINOIS

A. BRANDWEIN & CO.

SEALY OF MARYLAND AND VIRGINIA, INC.

OHIO-SEALY MATTRESS MANUFACTURING CO. INC.

MATTRESS HOLDINGS INTERNATIONAL LLC

SEALY MATTRESS COMPANY OF MICHIGAN, INC.

SEALY OF MINNESOTA, INC.

SEALY MATTRESS COMPANY OF KANSAS CITY, INC.

SEALY MATTRESS COMPANY OF ALBANY, INC.

SEALY TECHNOLOGY LLC

SEALY REAL ESTATE, INC.

NORTH AMERICAN BEDDING COMPANY

SEALY, INC.

SEALY MATTRESS COMPANY OF PUERTO RICO

SEALY MATTRESS COMPANY OF MEMPHIS

SEALY TEXAS MANAGEMENT, INC.

SEALY MATTRESS CO. OF S.W. VIRGINIA

By:	/s/ Michael Q. Murray
	Name:	Michael Q. Murray
	Title:	Senior Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.